Exhibit 99.1
Logistic Properties of the Americas Announces Second Quarter 2025 Earnings Results
Revenue Increases a Solid 6.4% in 2Q25 and 9.6% YTD

SAN JOSÉ, Costa Rica, August 13, 2025 – Logistic Properties of the Americas (NYSE American: LPA) (together with its subsidiaries, “LPA” or the “Company”), announced today its unaudited consolidated financial results for the second quarter ended June 30, 2025 (“second quarter 2025” or “2Q25”). The financial results are expressed in U.S. dollars and are presented in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), which differs in certain significant respects from the U.S. Generally Accepted Accounting Principles (“GAAP”). This information should be read in conjunction with, and is qualified in its entirety by reference to, the Company’s condensed consolidated interim financial statements, including the notes thereto. All comparisons within this announcement are year-over-year (“YoY”), unless otherwise noted. LPA’s financial results are stated in U.S. dollars unless otherwise noted. LPA is a leading developer, owner, acquirer and manager of logistics and industrial real estate of institutional quality in the Americas, and one of the few internally managed, vertically integrated, and institutional platforms operating across the region.

2Q25 Financial and Operating Highlights

•Revenue in the second quarter 2025 increased by 6.4% to $11.7 million, primarily due to building stabilizations, one in Peru in February 2025 and the other in Costa Rica in July 2024. Another significant contributor to revenue growth in 2Q25 was $0.9 million of additional revenue related to higher rental rates, primarily in Colombia. Partially offsetting these revenue increases were exchange rate fluctuations that had a total negative effect of $0.9 million in the quarter. For the six months ending June 30, 2025, revenue increased 9.6% to $23.5 million.

•Net Operating Income (“NOI”) increased by 3.7% to $9.6 million, mainly due to a 5.9% increase in rental revenue and partially offset by a 17.5% increase in operating expenses in 2Q25. During the first six months of 2025, NOI increased 4.8% to $19.0 million. Same-Property Cash NOI increased by 0.8% to $8.7 million in 2Q25.

•At 94.5%, the 2Q25 occupancy rate of LPA’s operating portfolio was 3.8 percentage points below year-end 2024 and slightly below the 94.6% occupancy rate at the end of second quarter 2024. During 2Q25, LPA signed a five-year U.S. dollar denominated lease for 121,632 square feet of space that had been previously occupied by another company at its Coyol 4 Logistic Park in Costa Rica. As of June 30, 2025, 98.2% of LPA’s operating Gross Leasable Area (“GLA”) was leased compared to 98.6% at the end of 2024.

•General and Administrative expenses increased by 0.5% to $4.6 million in 2Q25, primarily due to the recognition of $0.9 million in share-based compensation related to Restricted Stock Units, and to a lesser extent due to higher audit fees and growth related headcount increases in fourth quarter 2024 and first quarter 2025.

•During 2Q25, LPA repurchased $1.1 million of its ordinary shares, bringing the total amount of repurchased shares to $3.3 million under the Company’s $10 million share repurchase program, which will expire on November 20, 2025.

Subsequent Events

During the second quarter, LPA appointed Eduardo Nakash as Country Manager for Mexico, under the Company’s strategy to establish a strong local presence in the country and capitalize on the growth of its logistics and industrial real estate market. Mr. Nakash has over 18 years of experience in real estate investment, development, and strategic consulting in Latin America. In addition, he holds a bachelor’s degree in industrial engineering from ITAM in Mexico and an MBA from The Wharton School of the University of Pennsylvania.

CEO Commentary

LPA’s regional and vertically integrated logistics platform delivered another quarter of continuous revenue and NOI growth in the second quarter, while one-time factors hindered this growth slightly. With our operating portfolio 98% leased and with the goal of further exploiting persistent and favorable supply-demand imbalances in our foundational markets, we began construction of a second new building at our strategically-located Parque Logistico Callao in Lima. Both facilities are already substantially pre-leased and are expected to contribute meaningfully to revenue growth starting in late 2025 and into early 2026. This will also enhance LPA’s operating leverage, as SG&A expenses remained relatively flat this quarter and we expect any future SG&A growth to remain controlled and primarily limited to our expanding activities in Mexico.

With the appointment of Eduardo Nakash as Country Manager for Mexico, who will spearhead LPA’s entry into this significantly larger market, we are advancing our long-term growth strategy to expand and scale our unique regional platform. Our focus will be on selectively acquiring and developing logistics facilities to serve both existing regional and global clients, while also attracting new ones. As a reminder, our investment approach in Mexico will remain patient and disciplined, targeting key sub-markets and prioritizing tenant quality, while leveraging the extensive local expertise and deep market knowledge of strategic partners such as Alas.

Looking ahead, strong demographic tailwinds, digital commerce penetration, and resilient general domestic consumption are expected to sustain outsized demand for high-quality logistics space—still in short supply across both our core markets and Mexico. With the right team, strategy, and partners in place, LPA is well-positioned to seize this opportunity, grow long-term income, and unlock meaningful value across our portfolio.
Esteban Saldarriaga
Chief Executive Officer

Real Estate Portfolio

	As of June 30, 2025	As of December 31, 2024	As of June 30, 2024
Number of operating real estate properties	31	30	29
Operating GLA (sq. ft)	5,292,588	5,121,625	4,965,171
Leased GLA (sq. ft)	5,606,033	5,637,044	4,996,538
Number of tenants	55	57	50
Average rent per square foot	$8.07	$7.79	$7.87
Weighted average remaining lease term	5.0 years	5.1 years	5.3 years
Stabilized occupancy rate (% of GLA)	94.5%	98.3%	94.6%

Financial Performance
Revenues

	For the six months ended June 30,
	2025	2024	% Change
Costa Rica	$5,939,710	$5,992,920	(0.9)%
Colombia	2,402,263	2,019,177	19.0%
Peru	3,248,012	2,934,997	10.7%
Unallocated revenue	102,707	39,842	157.8%
Total revenues	$11,692,692	$10,986,936	6.4%
Investment Property Operating Expenses

	For the six months ended June 30,
	2025	2024	% Change
Costa Rica	$959,226	$872,246	10.0%
Colombia	398,133	291,240	36.7%
Peru	649,776	544,610	19.3%
Total investment property operating expense	$2,007,135	$1,708,096	17.5%
Supplemental Information
Please refer to LPA’s quarterly Supplemental Information and Management Discussion and Analysis, both of which are available on the Company’s Investor Relations website at https://ir.lpamericas.com
2Q25 Earnings Conference Call
When: August 14, 2025, 9:00 a.m. Eastern Time / 8:00 a.m. Central Time
Who: Mr. Esteban Saldarriaga, Chief Executive Officer, Mr. Paul Smith, Chief Financial Officer, and Mr. Camilo Ulloa, Investor Relations
Dial-in: (800) 715-9871 (USA Toll-free), +1 (646) 307-1963 (USA/International)
Passcode: 6436556

Pre-Register: You may pre-register at any time at: https://events.q4inc.com/attendee/177805498. Callers will need to press # to be connected to an operator to access LPA’s financial results conference call via telephone.

Webcast: https://events.q4inc.com/attendee/177805498
A call recording will also be available for replay on LPA’s website for a limited time.

About Logistic Properties of the Americas
Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Central and South America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies among others. LPA expects to continue its future growth with strong client relationships, and insight into and through the acquisition and development of high-quality, strategically located facilities in its target markets. As of June 30, 2025, LPA’s operating and development portfolio was comprised of 33 logistics facilities in Costa

Rica, Colombia and Peru totaling approximately 536,000 square meters (or approximately 5.8 million sq. ft.) of gross leasable area. For more information visit https://ir.lpamericas.com

Forward-Looking Statements
This press release contains certain forward-looking information, which may not be included in future public filings or investor guidance. The inclusion of forward-looking information in this press release should not be construed as a commitment by LPA to provide guidance on such information in the future. Certain statements in this press release may be considered forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements about future events or LPA’s future financial or operating performance. These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LPA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LPA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LPA therefore caution against relying on any of these forward-looking statements.
These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LPA and its management, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LPA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA’s ability to manage growth; (iii) LPA’s ability to continue to comply with applicable listing standards of NYSE American; (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA’s estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission. There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made. Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward-looking statements due to their inherent uncertainty.
Nothing within this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

Investor Relations Contacts
Camilo Ulloa
Logistic Properties of the Americas
+506 6293 9083
camilo@lpamericas.com
Barbara Cano/Ivan Peill
InspIR Group
barbara@inspirgroup.com / ivan@inspirgroup.com